Triple Double Crown LLC

Balance Sheet

As of December 31, 2020

Assets

Category	Description	Amount (USD)
Current Assets		
	Cash – Basic Business Checking (Acct #200000520029)	$60.00
	Total Current Assets	$60.00
Total Assets		$60.00

Liabilities and Owner's Equity

Category	Description	Amount (USD)
Current Liabilities	None reported in statements	$0.00
Total Liabilities		$0.00
Owner's Equity		
	Owner Capital Contributions	$3,060.00
	Owner Draws / Expenses	($3,000.00)
	Retained Earnings / Net Change in 2020	$0.00
	Total Owner's Equity	$60.00
Total Liabilities and Equity		$60.00

Notes:
• The business checking account was opened in May 2020 with an initial $3,000 mobile deposit and $50 cashback credit.
• A $3,000 check cleared on May 29, 2020, leaving a balance of $50.
• A $10 mobile deposit increased the balance to $60 on July 1, 2020.
• The account maintained a $60 balance through December 2020.
• No fees, interest, or service charges were recorded.
• No liabilities or additional assets are reported in the 2020 bank statements.